Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

AT&T Investor Update

1Q06 Earnings Conference Call
April 25, 2006

[LOGO]

Agenda

Introduction	Rich Dietz
Senior Vice President-IR

Results	Rick Lindner
Senior Executive Vice President and Chief Financial Officer

Qs and As

AT&T Inc. 1Q06 Earnings Conference Call

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. This presentation may contain certain non-GAAP financial measures. Reconciliation between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.att.com/investor.relations.

Note

In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006.  Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov).  Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger.  Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006,  and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Supplemental Segment and Pro Forma Information

Available on Investor Relations page of AT&T’s Web site:

•                  Quarterly statements based on new segments for past eight quarters

•                  Pro forma 2004 and 2005 quarterly revenues by product category and customer group

•                  Pro forma revenues combine results from the former SBC and the former AT&T Corp., with segments and revenue categories consistent in all periods

Wireline	Cingular	Directory	Other

• Results from both legacy SBC and legacy AT&T	• Statement of Segment Income presents 100% of Cingular Wireless’ results	• Yellow Pages • Electronic directory services	• Investments in Telmex and América Móvil • Sterling Commerce • Corporate operations • Equity earnings from Cingular

AT&T/BellSouth Merger Approval Process

•                  S-4 filed with SEC on March 31, expect summer shareowner vote

•                  Filings made with Department of Justice and applications submitted to the Federal Communications Commission on March 31

•                  Six BellSouth state approvals required: Florida, Kentucky, Louisiana, Mississippi, North Carolina, Tennessee

•                  Notices in three BellSouth states required: Alabama, Georgia, South Carolina

•                  Applications required in 12 additional states

•                  Expect approval process can be concluded to allow closing this year

EPS Summary

	1Q06	1Q05

Reported EPS	$0.37	$0.27
Adjustments:
Cingular merger integration and noncash intangible amortization costs	0.06	0.07
AT&T merger integration and noncash intangible amortization costs	0.09
Adjusted EPS	$0.52	$0.34

About two-thirds of 1Q06 adjustment noncash

Pre-tax adjustments to earnings: In 1Q05, $63 million of Cingular integration costs and $295 million of Cingular noncash intangible amortization costs. In 1Q06, $140 million of Cingular integration costs, $215 million of Cingular noncash intangible amortization costs, $266 million of AT&T integration costs and $263 million of AT&T noncash intangible amortization costs.

Rick Lindner

Senior Executive Vice President and Chief Financial Officer
AT&T Inc.

1Q06 Highlights

Outstanding progress at Cingular Wireless
Continued solid regional wireline growth – consumer and small/medium business
[GRAPHIC]	Encouraging signs in enterprise
Strong start to SBC/AT&T merger integration
Adjusted operating margins above guidance range

EPS Growth

AT&T Inc. Adjusted
Earnings Per Share by Quarter

[CHART]

Reported Results

Major Drivers:

•                  Cingular Wireless revenue growth and margin expansion

•                  Solid wireline execution

•                  SBC/AT&T merger synergies

•                  AT&T merger accretive to adjusted earnings from the outset, contribution grows as synergies are realized

Wireless Customer Growth

Churn Reduction
Average Monthly Subscriber Churn

[CHART]

40 basis point decline in both total and postpaid churn over past two quarters

Customer Growth
Total Cellular/PCS Subscribers
(in millions)

[CHART]

Wireless Revenue Growth

Data Growth

Average Monthly Data Revenue/User

[CHART]

Stabilizing ARPU

Average Monthly Service Revenues/User

[CHART]

Cingular Wireless
Revenue Growth Rates

[CHART]

2005 comparisons to pro forma results. Pro forma includes results from AT&T Wireless and other acquired properties and excludes results from markets that have been divested.

Wireless Margin Expansion

Cingular OIBDA Margin

[CHART]

•                  Significant margin expansion opportunity, with continued progress in network integration

•                  51% of overlapping GSM cell sites are integrated

•                  Legacy billing system sunset still ahead

OIBDA margin is defined as operating income plus depreciation and amortization divided by wireless service revenue. OIBDA margin excludes cash merger integration charges of $105 million in 1Q05, $130 million of cash merger integration and hurricane costs in 4Q05, and $64 million of cash merger integration charges in 1Q06.

Wireline Revenue Summary
($ in billions)

	1Q06	Versus 1Q05
	Revenues	Pro Forma
Regional small/medium business	$2.0	7.0%	3.8% regional retail revenue growth

Regional consumer	3.6	2.1%

Enterprise	4.5	(6.9)%	(6.1)% excluding revenues from sold unit

Wholesale	2.9	(2.2)%	flat excluding 1Q05 items

	$13.0	(1.4)%	(0.6)% excluding 1Q05 items, revenues from sold unit

National mass markets	$1.5	(27.3)%

Supplementary customer revenue information is provided in addition to the product revenues included in our published financials. Pro forma results combine results from the former SBC and the former AT&T Corp., with segments and revenue categories consistent in all periods.

Regional Small/Medium Business

Regional Business
Pro Forma Growth Rates

[CHART]

•                  Local voice revenues and ARPU in this category remain stable

•                  15% year-over-year growth in data revenues, with double-digit increases in both transport and IP data

•                  Business DSL net adds stable, with increasing ARPUs

•                  More than 50% of 1Q06 business DSL sales at speeds higher than 1.5 MB

Regional Consumer

•                  2.1% growth in total regional consumer revenues

•                  5.7% growth in consumer revenue per line

DSL Penetration of Consumer Primary Lines

[CHART]

Total Consumer
Revenue Connections

Retail Access Lines, DSL Lines
and Video Subscribers
(in millions)

[CHART]

Enterprise Business

AT&T Inc. Pro Forma YOY Revenue Growth Rates

Enterprise Data Revenues

[CHART]

Total Enterprise Revenues

[CHART]

•                  Solid marketplace momentum, positive customer response to the merger

•                  Volume growth in transport continues to be offset by slowing declines in point-of-sale pricing

•                  Positive sequential growth in LD minutes for first time in five quarters, driven by high end of the market

•                  Data services now makes up 46% of total enterprise revenues

Wholesale

AT&T 1Q06 Total Wholesale Revenues

[CHART]

Data and long distance revenues make up two-thirds of total wholesale revenues

Wholesale LD Revenues
Year-Over-Year Pro Forma Growth Rates

[CHART]

Wholesale Revenue

Pro Forma for 2005, Actual for 1Q06

($ in billions)

[CHART]

Wireline Data Revenues

Total Data Revenues
Year-Over-Year Pro Forma Growth Rates

[CHART]

Retail Data Revenues

Year-Over-Year Pro Forma Growth Rates

[CHART]

1Q06 Total Data Revenues

[CHART]

Data services made up >30% of total 1Q06 wireline revenues

Data Revenue Growth Rates

Year-Over-Year Pro Forma

	1Q05	2Q05	3Q05	4Q05	1Q06

Transport	(1.6)%	(1.7)%	0.9%	2.7%	1.6%

Packet	(12.2)%	(10.1)%	(9.8)%	(12.8)%	(12.5)%

IP Data	17.2%	15.4%	13.3%	12.3%	14.0%

AT&T Merger Integration Update

Primary Sources of Operating Expense Savings

[CHART]

On track to achieve guidance
of $600-$700 million in expense synergies this year

Sales

•                  Front-line enterprise sales force consolidation is complete

•                  Now able to sell our high-end enterprise portfolio down-market

Network

•                  Detailed project plans complete, network build-out began in April

•                  Customer migration begins in June

•                  Expect to have all legacy SBC mass market LD traffic migrated by 4Q06

Force

•                  3,400 reduction in 1Q – ahead of schedule

Margin Expansion

AT&T Inc. Adjusted
Operating Income Margin

[CHART]

Reported Results

Major drivers:

•                  Merger synergies including consolidating corporate and support functions

•                  Operational initiatives including call center and network center consolidation, increased focus on Web-based sales and service

4Q05 excludes $106 million of non-merger severance charges and $866 million of merger integration and amortization costs; 1Q06 excludes $529 million of merger integration and amortization costs.

AT&T Outlook

•                  Double-digit adjusted EPS growth in each of the next three years

•                  Following BellSouth merger, return to revenue growth in 2007 versus pro forma 2006 results

•                  Growing free cash flow after dividends:

•                  $2 billion expected in 2006

•                  $4 billion to $5 billion expected in 2007

•                  More than $6 billion expected in 2008, following BellSouth merger

•                  Substantial cash returned to shareowners: strong dividend plus at least $10 billion in share repurchases over next 20 months, with at least $2 billion expected in 2006

Free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends. After BellSouth merger, free cash flow after dividends will be cash from operations less capital expenditures and dividends.

AT&T Investor Update

1Q06 Earnings Conference Call
April 25, 2006

[LOGO]